Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment No. 1”) is entered into as of May 24, 2012, by and among Bausch & Lomb Incorporated, a New York corporation (the “Parent”), Inga Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Parent (“Merger Sub”), and ISTA Pharmaceuticals, Inc., a Delaware corporation (the “Company”) and amends that certain Agreement and Plan of Merger, dated as of March 26, 2012, among the Parent, Merger Sub and the Company (the “Merger Agreement”).

WHEREAS, the Company, its directors, the Parent, and Merger Sub are defendants in certain putative class action litigation challenging the proposed merger contemplated by the Merger Agreement (collectively, the “Merger Litigation”);

WHEREAS, in connection with the settlement of the Merger Litigation, the Parent, Merger Sub, the Company and various other parties have entered into that certain Memorandum of Understanding, dated as of May 23, 2012 (the “Settlement MOU”);

WHEREAS, the Settlement MOU provides, among other things, that the parties hereto will amend the Merger Agreement as provided for in this Amendment No. 1.; and

WHEREAS, Section 8.4 of the Merger Agreement provides that the Merger Agreement may be amended by action taken or authorized by the respective boards of directors of the Company, the Parent and Merger Sub and requires that such amendment be by an instrument in writing signed on behalf of each of the parties hereto; and

WHEREAS, the respective boards of directors of the Company, the Parent and Merger Sub have authorized this Amendment No. 1.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parent, Merger Sub and the Company agree as follows:

1. Section 8.3(b) of the Merger Agreement is hereby amended by replacing the reference to “$14,500,000.00” therein with “$13,750,000.00”.

2. Except as herein expressly amended, the Merger Agreement is ratified and confirmed in all respects by each of the parties hereto and shall remain in full force and effect and enforceable against them in accordance with its terms. Unless the context otherwise requires, the term “Agreement” as used in the Merger Agreement shall be deemed to refer to the Merger Agreement as amended hereby.

3. This Amendment No. 1 may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

4. This Amendment No. 1 shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

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IN WITNESS WHEREOF, the Parent, Merger Sub and the Company have caused this Amendment No. 1 to Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized as of the date first written above.

BAUSCH & LOMB INCORPORATED

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Secretary

INGA ACQUISITION CORPORATION

By:	/s/ John F. LaFave
Name:	John F. LaFave
Title:	Secretary

ISTA PHARMACEUTICALS, INC.

By:	/s/ Vicente Anido, Jr., Ph. D.
Name:	Vicente Anido, Jr., Ph. D.
Title:	President & CEO